SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of September, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: September 19, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

BENNETT ENVIRONMENTAL IS NOT IN AGREEMENT WITH THE
CONCLUSIONS OF THE QUEBEC MINISTRY OF THE ENVIRONMENT

Oakville, Ontario, September 19, 2004 — Mr. Allan Bulckaert, President and Chief Executive Officer of Bennett Environmental Inc., is not in agreement with the conclusions of the Québec Ministry of the Environment contained in the Prior Notice concerning the Récupère Sol plant in Saint-Ambroise, which was received late last Friday, September 17, 2004.

In sending this Prior Notice to the issuance of an Order, pursuant to Section 25 and 27 of the Quebec Environment Quality Act, the Ministry of the Environment alleges that the increase in levels of dioxins and furans are directly related to the Récupère Sol plant and ignores several other factors that are in no way linked to the operations of the Récupère Sol plant.

If issued, the Order seeks to require the Récupère Sol plant to limit its emissions of dioxins and furans, to install equipment to further monitor the emissions and to transmit the collected data to the Ministry of the Environment. On this aspect, Mr. Bulckaert stated that Bennett Environment Inc. has always complied with the requirements of the Ministry.

This Prior Notice appears to dispute the reliability of all the other analysis and conclusions, carried out over the last few years by independent experts whom have always confirmed that Bennett Environmental Inc. processes and activities are secure and efficient.

As further evidence of this, Mr. Bulckaert mentions the exemplary environmental record of the Company and the ongoing rigorous analysis and monitoring of the environmental impacts of its activities by independent experts, established in conjunction with the Québec Ministry of the Environment, the Public Health Department and the Municipality of Saint-Ambroise.

Although he deplores the situation, Mr. Bulckaert indicates that the management of the Récupère Sol plant will cooperate with the authorities concerned to demonstrate once again that Bennett Environmental’s processes and activities used at the Récupère Sol plant are reliable, efficient and secure.

In conclusion, it is important to note that the Récupère Sol plant operations will continue as usual using the same secure processes. Mr. Bulckaert would also like to state that he will present his observations to the Ministry of the Environment within the time period granted by law.

Bennett Environmental Press Release	Page 1 of 2 PR 157 – 2004 09 19

For Immediate Release

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert at the Oakville office (905-339-1540 ext 202) or Jean-François Landry at Récupère Sol in Saint-Ambroise, Quebec (418-695-3302 ext 227).

Bennett Environmental Press Release	Page 2 of 2 PR 157 – 2004 09 19